

July 1, 2020

<u>Via E-mail</u>

Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **LINE Corporation**
> **Amendment No. 1 to Schedule 13E-3 filed June 19, 2020**
> **Filed by LINE Corporation, NAVER Corporation, and NAVER J. Hub Corporation**
> **File No. 005-89859**
>
> **Amendment No. 1 to Schedule TO-T Filed June 19, 2020**
> **Filed by NAVER Corporation, NAVER J. Hub Corporation, and Softbank Corp.**
> **File No. 005-89859**

Dear Mr. Shim:

The staff in the Office of Mergers and Acquisitions has reviewed your amended filings. We have the comments set forth below.

Amendment No. 1 to Schedule TO-T
Exhibit (a)(1)(i) – U.S. Offer to Purchase for Cash

<u>General</u>

1. We acknowledge the analysis you provided in response to comment 1, but are unable to conclude that Softbank should not be deemed an affiliate within the meaning of Rule 13e-3(a)(1). A complete assessment of affiliate status must take into consideration the past, present, and future relationships between Softbank and LINE. If you continue to believe that Softbank is not an affiliate, please address the following indicia of control in your next response letter:

   - It appears that Softbank has participated on "both sides" of the transaction. Notwithstanding the fact that Softbank and NAVER may have differing interests with respect to certain aspects of the negotiated transaction, each negotiated the terms with each other and with LINE. Softbank was involved in the early stages of structuring and negotiating the transaction. Additionally, we note that NAVER, an "affiliate" of LINE,

> has taken the position that it is unwilling to sell its controlling interest in LINE in connection with any other transaction.

- Softbank has previously entered into several business relationships with LINE and subsidiaries of LINE, including a joint venture now owned 40% by LINE and 60% by Softbank.
- Softbank will have the ability to appoint three directors to the JV Company board upon consummation of the Offers, some of which may currently be deemed affiliates of LINE.

Questions and Answers about the Offers

What is the purpose of the Offers and what are the interests of NAVER and the other affiliates of LINE in LINE?, page 19

2. Provide a more complete discussion detailing the interests of affiliates in the Offers, including LINE's directors and executive officers. You may also provide a cross-reference to the section, "Interests of Certain LINE Directors and Executive Officers in the Offers and the Transactions."

If I decide not to tender, how will the Offers affect my Common Shares or ADSs?, page 11

3. We note that the extraordinary general meeting for the share consolidation will be held "on a date to be separately agreed upon by NAVER and Softbank." Please clarify the anticipated timing of the meeting, or disclose the factors that NAVER and Softbank will consider when determining the meeting date. Refer to Item 1006(c).

Background of the Transactions, page 29

4. We note your response to comment 9 but are unable to agree with your analysis.

5. We note your revised disclosure on page 37 that LINE's senior management believed "it was unlikely that a business consummation could be consummated" with any other candidates at that time. Please revise to explain here the basis for management's view.

NAVER Management's Financial Projections, page 50

6. We note NAVER's disclaimer on page 52 regarding the forecasts prepared by management of NAVER. Please revise the language indicating that the filing persons have no obligation to update or revise the prospective financial information "even if any or all of the assumptions underlying such prospective financial information are no longer appropriate." Since you have "pre-filed" this offer before commencement, to the extent that the assumptions and limitations on the projections no longer reflect management's views of future performance, revise the disclosure to explain this fact.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions